THE SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2015

ASSETS		
Current Assets:		
Cash and cash equivalents	$	76,195
Prepaid expenses		2,790
Total Current Assets		78,985
Property and Equipment:		
Office furnishings and equipment		13,334
Less: accumulated depreciation		(13,334)
Total Property and Equipment		-
Total Assets	**$**	**78,985**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$	802
Due to related party		2,026
Total Current Liabilities		2,828
Members' equity:		76,157
Total Liabilites & Members' Equity	**$**	**78,985**

The accompanying notes are an integral part of these financial statements.